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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                  -     VIVENDI UNIVERSAL TO LOWER DEBT BY E4 BILLION IN 2002

                  - DOMINIQUE HOENN, CHIEF OPERATING OFFICER OF BNP PARIBAS, JOINS BOARD OF DIRECTORS



PARIS, JUNE 25, 2002 - The Board of Directors of Vivendi Universal [PARIS
BOURSE: EX FP; NYSE: V] today made note of the partial disposal of Vivendi Environnement despite the current market volatility. The disposal had been on the agenda for the last several months and had three objectives: to simplify and clarify the structure of the group; to deconsolidate Vivendi Environnement; and to lower debt.

Following the restructuring of Vivendi Environnement's equity, the discussions of the Vivendi Universal Board of Directors focused mainly on Vivendi Universal's financial outlook for the full year 2002.

The main points are as follows:

-     OPERATING TARGETS:

      -     Senior management confirmed the operating targets for 2002.

-     DEBT REDUCTION:

      - The active implementation of a debt-reduction plan has enabled Vivendi Universal to collect over E5.1 billion during the first half of the year, to which can be added the disappearance of its financial risk on BSkyB shares (E2.5 billion) and the imminent sale of the B2B health activities.

      - As a consequence, net debt will be lowered in 2002 and senior management's target (under U.S. definition) is to bring it down from about E19 billion to E15 billion.

      - That level represents a net debt-to-EBITDA ratio of below 2.5 times on a consolidated basis and of around 3 times on a proportional basis (to eliminate the impact of the minority interests in telecoms).
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-     CASH SITUATION:

      - Vivendi Universal has E3.3 billion available in unused credit lines, an amount that well exceeds its commercial paper of E912 million.

      - Early repayment clauses in loan agreements apply to less than E170 million and the various bank covenants will all be complied with at both June 30 and December 31, 2002.

      - The company will also continue its policy of increasing the average length of its debt.

-     NEW DIRECTOR APPOINTED:

      To replace Bernard Arnault, who has resigned, Dominique Hoenn, the Chief Operating Officer of BNP Paribas, has been appointed to the Board of Directors. (The CV of Mr. Hoenn is attached to this press release.) His appointment will be voted on at the next Annual Shareholders' Meeting.

-     PERMANENT INFORMATION FOR THE MARKETS:

      - In order to end the constant negative rumors about the company and to ensure that investors have the clearest knowledge possible of Vivendi Universal's financial situation, a telephone conference call will be held every second and fourth Wednesday of the month at 5:30 p.m. (Paris time) until further notice. There will be no fixed agenda, and participants will be able to ask all questions about the company's finances and operations.

IMPORTANT NOTE:

This announcement is not an offer for sale in the United States. The securities have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Act and applicable state securities laws.

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize the proposed transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

                                       ###

NOTE TO EDITORS:  The CV of Mr. Hoenn is attached to this press release.
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                                 DOMINIQUE HOENN



Dominique Hoenn was appointed Chief Operating Officer of BNP Paribas in April 2000. He has responsibility for Corporate and Investment Banking, Asset Management and Private Equity.

Mr. Hoenn joined Paribas in 1963 and has spent his entire career with the bank.

In 1989, he was appointed Executive Vice President of Paribas with joint responsibility for the finance department.

When Paribas adopted a management structure with an Executive Board and Supervisory Board in 1990, Mr. Hoenn was appointed to the Executive Board, with responsibility for the finance department. This included responsibility for assets and liabilities management and supervision of the risk department.

Mr. Hoenn represents the BNP Paribas Group in several of its subsidiaries. He is Chairman of BNP Paribas Securities Services, and a Board member of BNP Paribas Luxembourg, BNP Paribas Switzerland and Copeba, among others.

Other than the BNP Paribas Group, Mr. Hoenn is Vice Chairman of the Supervisory Board of Euronext (the European stock exchange), a Board member of Clearstream International and a member of France's financial markets commission (CMA).

Born April 12, 1940, Mr. Hoenn is a graduate of the ESSEC business school and holds a post-graduate qualification in economics.

He is married with three children and four grandchildren.